UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6	Page 2 of 26

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 986,236*
	8	Shared voting power 0
	9	Sole dispositive power 986,236*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 986,236*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company (the “Issuer”) outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 25,682 mandatorily net-settled warrants held by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 3 of 26

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,226,470*
	8	Shared voting power 0
	9	Sole dispositive power 1,226,470*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,226,470*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 32,226 mandatorily net-settled warrants held by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 4 of 26

1	Names of reporting persons GSO Special Situations Master Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,103,867*
	8	Shared voting power 0
	9	Sole dispositive power 6,103,867*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 6,103,867*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.3%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 161,144 mandatorily net-settled warrants held by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 5 of 26

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 272,869*
	8	Shared voting power 0
	9	Sole dispositive power 272,869*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 272,869*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 11,768 mandatorily net-settled warrants held by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 6 of 26

1	Names of reporting persons GSO Credit Alpha Trading (Cayman) LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 285,769*
	8	Shared voting power 0
	9	Sole dispositive power 285,769*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 285,769*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018.

CUSIP No. 277461 40 6	Page 7 of 26

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 986,236*
	8	Shared voting power 0
	9	Sole dispositive power 986,236*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 986,236*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3%*
14	Type of reporting person (see instructions) OO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 25,682 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 8 of 26

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,226,470*
	8	Shared voting power 0
	9	Sole dispositive power 1,226,470*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,226,470*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%*
14	Type of reporting person (see instructions) OO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 32,226 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 9 of 26

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,212,706*
	8	Shared voting power 0
	9	Sole dispositive power 2,212,706*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 2,212,706*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.2%*
14	Type of reporting person (see instructions) OO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 57,908 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 10 of 26

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,662,505*
	8	Shared voting power 0
	9	Sole dispositive power 6,662,505*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 6,662,505*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.6%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 172,912 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 11 of 26

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,662,505*
	8	Shared voting power 0
	9	Sole dispositive power 6,662,505*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 6,662,505*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.6%*
14	Type of reporting person (see instructions) OO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 172,912 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 12 of 26

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,662,505*
	8	Shared voting power 0
	9	Sole dispositive power 6,662,505*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 6,662,505*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.6%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 172,912 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 13 of 26

1	Names of reporting persons Blackstone Holdings II L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,212,706*
	8	Shared voting power 0
	9	Sole dispositive power 2,212,706*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 2,212,706*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.2%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 57,908 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 14 of 26

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,875,211*
	8	Shared voting power 0
	9	Sole dispositive power 8,875,211*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 8,875,211*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%*
14	Type of reporting person (see instructions) CO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 230,820 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 15 of 26

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,875,211*
	8	Shared voting power 0
	9	Sole dispositive power 8,875,211*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 8,875,211*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%*
14	Type of reporting person (see instructions) PN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 230,820 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 16 of 26

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,875,211*
	8	Shared voting power 0
	9	Sole dispositive power 8,875,211*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 8,875,211*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%*
14	Type of reporting person (see instructions) OO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 230,820 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 17 of 26

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,875,211*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,875,211*

11	Aggregate amount beneficially owned by each reporting person 8,875,211*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%*
14	Type of reporting person (see instructions) IN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 230,820 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 18 of 26

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,875,211*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,875,211*

11	Aggregate amount beneficially owned by each reporting person 8,875,211*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%*
14	Type of reporting person (see instructions) IN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 230,820 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

CUSIP No. 277461 40 6	Page 19 of 26

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,875,211*
	8	Shared voting power 0
	9	Sole dispositive power 8,875,211*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 8,875,211*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%*
14	Type of reporting person (see instructions) IN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s definitive proxy statement filed on April 9, 2018. Based on the closing price of Common Stock on April 9, 2018, the 230,820 mandatorily net-settled warrants that may be deemed to be beneficially owned by the Reporting Person cannot be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on September 13, 2013, as amended on October 3, 2013, as amended on January 12, 2015, as amended on April 24, 2015, as amended on November 10, 2015, as amended on October 18, 2016 (collectively, the “Schedule 13D”). This Amendment No. 6 serves to report that GSO Capital Partners LP and its affiliates concluded their investment sub-advisory relationships with FS Investments’ funds (including FS Investment Corporation and FS Investment Corporation II) effective April 9, 2018. As a result, FS Investment Corporation, Locust Street Funding LLC, FS Investment Corporation II, FB Income Advisor, LLC, FSIC II Advisor, LLC and certain related persons who previously reported together with the reporting persons pursuant to a Joint Filing Agreement will now report their beneficial ownership of Issuer securities on a separate Schedule 13D statement. Capitalized terms used but not defined in this Amendment No. 6 have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (ii) GSO Credit-A Partners LP, which is a Delaware limited partnership, (iii) GSO Special Situations Master Fund LP, which is a Cayman Islands company limited by shares, (iv) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership, (v) GSO Credit Alpha Trading (Cayman) LP, which is a Cayman Islands limited partnership (GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Master Fund LP, GSO Cactus Credit Opportunities Fund LP and GSO Credit Alpha Trading (Cayman) LP, collectively, the “GSO Funds”), (vi) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (vii) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (viii) GSO Holdings I L.L.C., which is a Delaware limited liability company, and (ix) GSO Capital Partners LP, which is a Delaware limited partnership (GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, GSO Holdings I L.L.C., GSO Capital Partners LP and the GSO Funds, collectively, the “GSO Entities”);

•	Bennett J. Goodman and J. Albert Smith III, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings II L.P., which is a Delaware limited partnership, (iv) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (v) The Blackstone Group L.P., which is a Delaware limited partnership, and (vi) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a citizen of the United States of America.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC and other affiliated entities.

GSO Capital Partners LP serves as the investment manager or advisor of each of GSO Special Situations Master Fund LP, GSO Cactus Credit Opportunities Fund LP and GSO Credit Alpha Trading (Cayman) LP and of other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder of GSO Holdings I L.L.C., GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder of GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of Schedule 13D is hereby amended and restated as follows:

The below beneficial ownership percentage is based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018 (as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 9, 2018).

Based on the closing price of the Common Stock on April 9, 2018, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,875,211 shares of Common Stock, representing 20.8% of the Common Stock outstanding.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds 986,236 shares of Common Stock, (ii) GSO Credit-A Partners LP directly holds 1,226,470 shares of Common Stock, (iii) GSO Special Situations Master Fund LP directly holds 6,103,867 shares of Common Stock, (iv) GSO Cactus Credit Opportunities Fund LP directly holds 272,869 shares of Common Stock and (v) GSO Credit Alpha Trading (Cayman) LP directly holds 285,769 shares of Common Stock.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds net-share settled warrants to purchase (A) 12,841 shares of Common Stock at an exercise price of $14.93 per share and (B) 12,841 shares of Common Stock at an exercise price of $16.12 per share, (ii) GSO Credit-A Partners LP directly holds net-share settled warrants to purchase (A) 16,113 shares of Common Stock at an exercise price of $14.93 per share and

(B) 16,113 shares of Common Stock at an exercise price of $16.12 per share, (iii) GSO Special Situations Master Fund LP directly holds net-share settled warrants to purchase (A) 80,572 shares of Common Stock at an exercise price of $14.93 per share and (B) 80,572 shares of Common Stock at an exercise price of $16.12 per share, (iv) GSO Cactus Credit Opportunities Fund LP directly holds net-share settled warrants to purchase (A) 5,884 shares of Common Stock at an exercise price of $14.93 per share and (B) 5,884 shares of Common Stock at an exercise price of $16.12 per share. Based on the closing price of Common Stock on April 9, 2018, none of the mandatorily net-settled warrants can be settled for shares of Common Stock pursuant to the terms thereof, and the shares underlying such warrants are excluded from the Reporting Persons’ beneficial ownership of Common Stock reported herein.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

GSO Capital Partners LP is the investment manager of GSO Special Situations Master Fund LP, and in that respect holds discretionary investment authority for it.

GSO Advisor Holdings L.L.C. is a special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Palmetto Opportunistic Investment Partners LP and GSO Credit-A Partners LP. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting, investment and/or dispositive power with respect to the shares of Common Stock held by the GSO Funds.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds to the extent they directly hold Issuer securities reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by replacing the reference to Exhibit A with the following:

Exhibit A     Joint Filing Agreement, dated as of April 11, 2018, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2018

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Special Situations Master Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

[Schedule 13D/A - Eastman Kodak Company]

GSO Credit Alpha Trading (Cayman) LP

By: GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Cactus Credit Opportunities Fund LP By: GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Schedule 13D/A - Eastman Kodak Company]

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C.,
its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

[Schedule 13D/A - Eastman Kodak Company]

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

[Schedule 13D/A - Eastman Kodak Company]